WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

June 12, 2007

Mr. Scott Andregg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re:	MH&SC, Inc.
Registration Statement on Form SB-2 Amendment No. 3. File No. 333-141019

Dear Mr. Andregg:

We have filed on the above Amendment No. 3.

Accounting Comment Responses

1)	Updated financials included.

2)
The Company has included the impairment of goodwill in the line item ‘Depreciation and impairment of goodwill” in the consolidated statement of operations”. The description of the impaired assets and facts and circumstances as well as method to determine fair value is noted in Footnote 2.

3)	The Company has revised its consolidated statement of changes in stockholders’ equity to combine these 2 line items as noted in your comment.

4)	The Company has revised Note 8 to include the columns as noted in the comment. Please note, that there were no proforma adjustments, as is noted in Note 8.

5)
The Company has revised Note 10 to the consolidated financial statements to clarify the restatement adjustments identified in the comment, providing numeric as well as explanatory detail for each restatement adjustment.

6)	The Company has included the September 30, 2006 and 2005 financial statements of My Health & Safety Supply Company, LLC as required by Items 310(c)(3)(i) and 310(b) of Regulation S-B.

Thank you for your consideration.

Sincerely, /s/ MICHAEL T. WILLIAMS, ESQ Michael T. Williams, Esq.